VIA EDGAR CORRESPONDENCE

October 16, 2015

Ms. Amanda Ravitz

Assistant Director, Office of Electronics and Machinery

Securities and Exchange Commission

Division of Corporation Finance

100 F. St., N.E.

Mail Stop 3030

Washington, D.C. 20549

Re:	QiG Group, LLC
Registration Statement on Form 10
Filed July 30, 2015
File No. 001-37525

Dear Ms. Ravitz:

On behalf of QiG Group, LLC (the “Company”), set forth below are responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (“Commission”) in its letter dated August 26, 2015, with respect to the above referenced Registration Statement (the “Registration Statement”).

The Company has filed Amendment No. 1 to the Registration Statement (“Amendment No. 1”), together with this letter via EDGAR correspondence. Capitalized terms used but not defined in this letter are used as defined in Amendment No. 1.

For purposes of preparing this response letter, we have repeated each of the Staff’s comments below in bold text. Our responses follow each comment. Unless otherwise indicated, all page references in the responses set forth below are to Exhibit 99.1 to Amendment No. 1.

Form 10

1.	We note that Thomas J. Hook has signed the Form 10 on the registrant’s behalf in his capacity as President. However, your disclosure on page 76 of Exhibit 99.1 indicates that Scott F. Drees holds the title of President and Chief Executive Officer. Please advise.

Company Response:

As of July 30, 2015, the date of execution of the Company’s Registration Statement, Mr. Hook served as the President of the Company and Mr. Drees served as the Chief Executive Officer of the Company. The Company respectfully submits that the disclosure on page 76 describes and lists those persons that will serve as the executive officers of the Company upon the completion of the spin-off. Upon the spin-off, it is expected that Mr. Hook will resign from his position of President of the Company and that Mr. Drees, in addition to his current position of Chief Executive Officer of the Company, will be elected to serve as the President of the Company.

Ms. Amanda Ravitz

Securities and Exchange Commission

Exhibit 99.1 Summary, page 3

2.	Please revise your disclosure in the first paragraph concerning the capability of your technology to address the sacral nerve stimulation and deep brain stimulation markets to highlight the fact that you are still developing devices for these uses. Also state, if true, that you have not conducted clinical testing for these uses and that you have not received regulatory approval of any device using your technology to treat patients for these uses.

Company Response:

In response to the Staff’s comments, the Company has revised the disclosure. See page 3.

Our Competitive Strengths, page 4

3.	Where you make statements of comparison regarding your products’ benefits, such as the “greater control and precision,” “greater flexibility” and “reduced likelihood of migration, breakage or kinking” of electrode leads, please revise to specify the competitive technology or device to which you are comparing your products.

Company Response:

In response to the Staff’s comments, the Company has revised the disclosure. See page 4.

Our Post Spin-Off Relationship with Greatbatch, page 7

4.	Please clarify how the amount of the cash distribution will be determined.

Company Response:

In response to the Staff’s comment, the Company has revised the disclosure. See page 7.

Reasons for the Spin-Off, page 19

5.	Please disclose why the board determined to complete the spin-off at this time if the conditions supporting the decision have existed previously.

Company Response:

In response to the Staff’s comments, the Company has revised the disclosure. See page 19.

Ms. Amanda Ravitz

Securities and Exchange Commission

6.	Where you discuss the negative factor considered by the board in the last bullet point on page 20, please expand to discuss briefly the nature of the restrictions and the period of time these restrictions will apply.

Company Response:

In response to the Staff’s comment, the Company has revised the disclosure. See pages 20-21.

Material U.S. Federal Income Tax Consequences, page 26

7.	Please tell us what “possible changes” are relevant as you mention in the last paragraph on page 28.

Company Response:

In response to the Staff’s comment, the Company has deleted the reference to “possible changes.” See page 28.

License Agreement, page 35

8.	Please disclose the duration of your amended licensing agreement with Greatbatch. Also disclose the extent to which your business may be affected by Greatbatch’s ability to compete with you on component sales or its ability to become a supplier of one of your competitors. Additionally, disclose any royalty fees you will pay on the exclusive distribution rights for complete medical devices, if applicable. Finally, please clarify the extent to which the license agreement relates to Greatbatch’s rights to use the intellectual property relating to NeuroNexus.

Company Response:

In response to the Staff’s comments, the Company has revised the disclosure. See page 35.

Discussion of Financial Results, page 46

9.	Please disclose each new product introduced, and quantify the extent of the increase in net sales attributable to each new product for each period discussed. In this regard, we note your disclosure that you introduced “new products, including the NeuroNexus SmartBox” disclosed on pages 46 and 49.

Company Response:

In response to the Staff’s comments, the Company has revised the disclosure to quantify the extent of the increase in net sales attributable to the Company’s SmartBox™ portable control and data streaming system for each period discussed. Sales of SmartBox™ was the principal driver for the increase in sales for the periods discussed. See pages 46 and 49.

Ms. Amanda Ravitz

Securities and Exchange Commission

10.	Please quantify the extent to which the transition services agreement and the amended supply agreement to be executed in connection with the spin-off will cause expenses to differ from your historic expenses.

Company Response:

At this time, the Company is unable to determine what the Company’s historic expenses would have been on a standalone basis if the Company had operated as an unaffiliated entity as the design of its standalone operations and shared functions continues to be determined. Further, the Company is still in the process of negotiating the transition services agreement to be entered into with Greatbatch and has not, as of yet, determined how Greatbatch will be compensated for providing services to the Company under the transition services agreement. Therefore, the Company is unable to provide information as to how its historic expenses on a standalone basis would have differed from expenses that will be incurred under the transition services agreement to be entered into with Greatbatch. However, to address the Staff’s comment, the Company has revised the disclosure to add additional information regarding the historic allocation of corporate expenses from Greatbatch. See pages 47-48 and 50.

In addition, in response to the Staff’s comments, the Company has revised the disclosure to describe that the Company’s entry into the supply agreement with Greatbatch is not expected to materially impact the Company’s expenses as compared to historic expenses. See page 47.

Liquidity and Capital Resources, page 52

11.	Please expand your discussion of the sources and availability of liquidity and capital resources to describe the restrictions of the tax matters agreement on your ability to raise capital by undertaking certain actions, such as issuing common stock. Also, disclose the period of time that you will be subject to these restrictions.

Company Response:

In response to the Staff’s comments, the Company has revised the disclosure. See page 52.

Business, page 59

12.	Please discuss your principal products or services and their markets. In this regard, we note that you have not discussed any of your neural interface systems or its components in your Business section nor have you discussed their respective markets. Also, provide all other information required by Item 101(h) of Regulation S-K for any additional principal products you discuss.

Company Response:

The Company acknowledges the Staff’s comment and advises the Staff that for the Company’s historic prior periods, as Algovita has not, as of yet, received premarket approval from the FDA that would allow for sales of Algovita in the United States and is still in the process of building out its sales organization for Algovita in Europe, the neural interface systems and components produced by NeuroNexus represented a significant portion of the revenues earned by the Company. However, on a going forward basis after the receipt of premarket approval from the FDA for Algovita, the Company will be principally focused on the marketing and sale of Algovita in the United States and in other European countries where the healthcare systems offer favorable reimbursement rates for SCS therapies. Therefore, the Company respectfully submits that it believes that it has complied with the requirements of Item 101(h)(4)(i) of Regulation S-K, which requires a brief description of the “principal products or services and their markets” for the Company. However, in response to the Staff’s comment, the Company has revised the disclosure to describe in greater detail its neural interface systems. See page 60.

Ms. Amanda Ravitz

Securities and Exchange Commission

Third-Party Coverage and Reimbursement, page 66

13.	Please expand your disclosure in the second paragraph of this section to describe the reimbursement levels of your devices in Germany and the United Kingdom, given the significance of your sales in those countries as reflected on pages F-22 and F-37.

Company Response:

In response to the Staff’s comment, the Company has revised the disclosure to describe reimbursement levels of Algovita for sales in Germany. See page 66. The Company’s sales in the United Kingdom for the years ended January 2, 2015 and January 3, 2014 solely reflect revenues earned by NeuroNexus for sales of services and products to universities and research institutions located in the United Kingdom, and do not reflect sales of Algovita.

Intellectual Property, page 68

14.	Please disclose the duration of the patents you license as well as the duration of your patent licenses. Also, disclose how your licenses could be terminated.

Company Response:

In response to the Staff’s comment, the Company has revised the disclosure. See page 68.

15.	Please expand to explain how your intellectual property rights may be impacted by your strategy of pursuing partnerships with third parties to fund clinical and development costs.

Company Response:

In response to the Staff’s comment, the Company has revised the disclosure. See page 68.

Ms. Amanda Ravitz

Securities and Exchange Commission

Securities Ownership of Certain Beneficial Owners and Management, page 82

16.	Please identify any natural persons who have or share voting and/or dispositive power with respect to the shares owned by the entities listed in your table.

Company Response:

The Company acknowledges the Staff’s comment and advises the Staff that, in accordance with Instruction 3 to Item 403 of Regulation S-K, in compiling the ownership information required by Item 403, the Company relied upon the information set forth in the statements filed with the Securities and Exchange Commission pursuant to Section 13(d) of the Securities and Exchange Act of 1934, as amended, regarding Greatbatch, Inc., which is currently the indirect parent entity of the Company.

As of the date of the filing of the Registration Statement, neither the Company nor Greatbatch, Inc. believed that the Schedule 13Gs filed by BlackRock, Inc., Dimensional Fund Advisors LP or The Vanguard Group were incomplete or inaccurate or that an amendment to any of the Schedule 13Gs should have been filed and was not. The Company also respectfully advises the Staff that it does not believe that disclosure of the natural persons, if any, holding voting and dispositive power over the shares held by those entities is required by Instruction 2 of Item 403 unless such information is specifically stated in the Schedule 13G filed by the stockholder (in which case, the Company would be deemed to know such information pursuant to Instruction 3 of Item 403). Instruction 2 of Item 403 states only that beneficial ownership shall be determined in accordance with Rule 13d-3 under the Exchange Act and requires the registrant to “include such additional sub columns or other appropriate explanation of column (3) necessary to reflect amounts as to which the beneficial owner has (A) sole voting power, (B) shared voting power, (C) sole investment power, or (D) shared investment power.” Unless specifically stated in the Schedule 13Gs, described in the preceding paragraph, the Company has no reason to know of any “contract, arrangement, understanding, relationship or otherwise” pursuant to which a natural person has voting or investment power.

17.	We note your cross-reference to your “Agreements Between Greatbatch and Us” section. Please ensure that your disclosure in that section provides all information required by Item 404 of Regulation S-K. For example only, we note that many of your agreements do not disclose the approximate dollar value of the amounts involved in each related party transaction.

Company Response:

The Company acknowledges the Staff’s comment and undertakes to update the disclosure in the section entitled “Agreements Between Greatbatch and Us” as soon as reasonably practicable to provide all information required by Item 404 of Regulation S-K, which shall reflect the as-agreed upon versions of the referenced agreements once finalized by the parties. The Company will provide the Staff with sufficient time to review this disclosure before the Company requests that the Registration Statement is declared effective.

Ms. Amanda Ravitz

Securities and Exchange Commission

Combined Financial Statements, page F-1

Note 1. Summary of Significant Accounting Policies Basis of Presentation, page F-7

18.	We note that Question 2 of SAB Topic 1.B.1 requires management to estimate and disclose, when practicable, what expenses would have been on a standalone basis if the company had operated as an unaffiliated entity for each year in which an income statement is required. Please revise the filing to include the requested disclosures or tell us why it is not practicable for you to do so.

Company Response:

The Company respectfully submits to the Staff that, at this time, it is not practicable to estimate what the costs of the Company would have been if it had been a standalone company during the periods presented. As the design of its standalone operations and shared functions continues to be determined, the Company will disclose its estimated costs to operate as a standalone company to the extent materially different when that estimation becomes practicable. Accordingly, to address the Staff’s comment, the Company has revised its disclosure on pages F-7 and F-30 to explain it is not practicable to estimate such costs at this time.

In connection with our submission of the foregoing responses to the Staff’s comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any comments or questions regarding this filing to Michael Dinkins at (214) 618-5247 or John J. Zak, Esq. at (716) 848-1253.

Very truly yours,

QiG Group, LLC

By:  /s/ Thomas J. Hook

        Thomas J. Hook

        President

cc:	Mary Beth Breslin
Heather Percival
Kevin Kuhar
Dennis Hult

Securities and Exchange Commission

Michael Dinkins

Greatbatch, Inc.

John J. Zak, Esq.

Hodgson Russ LLP